VK 3-12-04

04004767

AH 3/11/2004

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2001
Estimated average burden hours per response......	12.00

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39669

SEC RECEIVED PROCESSING FEB 27 2004 WASH. D.C. 158 SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 AND ENDING 12/31/03
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Mark Ross & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 Park Avenue, 18th Floor
(No. and Street)

New York (City) New York (State) 10022 (Zip Code)

PROCESSED
MAR 17 2004
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Bradley C. Baker (212)355-5566
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Exemption claimed pursuant to SEC Rule 17a-5(e)(1)(i)
(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

☐ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Bradley C. Baker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mark Ross & Co., Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

LISA FILLORAMO
Notary Public, State of New York
No. 02FI6006862
Qualified in Nassau County
Commission Expires ~~May 11,~~ Dec 3, 2006

Notary Public

Signature

Vice President and Director
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MARK ROSS & CO., INC.

Bradley C. Baker
Managing Director

400 PARK AVENUE
NEW YORK, NEW YORK 10022

TELEPHONE (212) 355-5566
FACSIMILE (212) 753-2726

mrc@markross.com (business)
bakeb@markross.com (personal)

www.markross.com

February 26, 2004

VIA OVERNIGHT MAIL

Securities and Exchange Commission
450 5th Street N.W.
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
WASH. D.C.
156

Re: Statement of Facts and Circumstances
Mark Ross & Co., Inc.
SEC File Number 8-39669

Dear Sir/Madam:

Pursuant to Securities and Exchange Act Rule 17a-5(e)(1)(i) and the reporting requirements of Rule 17a-5(e)(2), Mark Ross & Co., Inc. hereby submits two (2) copies of its annual financial statements pursuant to Rule 17a-5(d) unaudited by an independent accountant and offers the following statement of facts and circumstances as the basis for the continued exemption.

Mark Ross & Co., Inc. is a limited service broker-dealer whose registration with the Securities and Exchange Commission is limited to the sale of variable contracts and investment company shares. Pursuant to its membership Restriction Agreement with the National Association of Securities Dealers, Inc., sales of the above referenced securities are effected on an application way basis only. The broker-dealer does not hold any customer funds or securities nor does it effect the purchase of any securities through its own account. The business of the broker-dealer is limited to acting as broker for issuers in soliciting subscriptions for securities of such issuer and has promptly transmitted to such issuer all funds and promptly delivered to the subscriber all securities received in connection therewith. The firm has not held funds or securities for or owed money or securities to customers.

Pursuant to Exchange Act Rule 17a-5(e)(2), the undersigned, a registered principal and duly authorized officer of the corporation, hereby affirms that, to his best knowledge and belief, (i) the financial statements and schedules are true and correct; and (ii) neither the broker or dealer, nor any officer or director, has any proprietary interest in any amount classified solely as that of a customer.

On July 9, 1993, Mr. John Michels of the National Association of Securities Dealers ("NASD") conferred with Ms. Elizabeth King of the Securities and Exchange Commission, and they confirmed that we are exempt from filing audited financial statements pursuant to Rule 17a-5. Mr. Michels also confirmed our exempt status with Mr. Michael Brzozowski, Senior Compliance Examiner, of the NASD District 10 Office.

Very truly yours,

Bradley C. Baker

Signed this 26th day of February, 2004 by Bradley C. Baker, known personally to me as Vice President and Director of Mark Ross & Co., Inc.

Notary Stamp

LISA FILLORAMO
Notary Public, State of New York
No. 02FI6006862
Qualified in Nassau County
Commission Expires ~~May 11,~~ Dec. 3, 2006

Notary Public

MARK ROSS & CO., INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002
(Unaudited)

MARK ROSS & CO., INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002
(Unaudited)

CONTENTS

MARK ROSS & CO., INC.

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2003 AND 2002
(Unaudited)

ASSETS

	2003	2002
Cash	$ 348,629	$ 76,792
Accounts receivable	501,626	25,387
Due from affiliate	95,104	397,165
Furniture, equipment and leasehold improvements (net of accumulated depreciation and amortization of $46,215 and $34,847)	121,166	125,960
Deposits	144,848	144,848
Prepaid expenses	900	3,148
	$ 1,212,273	**$ 773,300**

LIABILITIES AND STOCKHOLDERS' EQUITY

	2003	2002
Accounts payable	$ 17,123	$ 35,820
Other liabilities	95,104	114,205
	112,227	150,025
Stockholders' equity:		
Common stock - $1 par value, 7500 shares authorized, 100 shares issued	100	100
Additional paid-in capital	469,010	469,010
Retained earnings	630,958	154,187
Less common stock in treasury at par value	(22)	(22)
Total stockholders' equity	1,100,046	623,275
	$ 1,212,273	**$ 773,300**

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF INCOME

DECEMBER 31, 2003 AND 2002
(Unaudited)

	2003	2002
Revenues		
Commissions	$ 7,746,359	$ 3,691,321
Other income	20,175	65,000
	7,766,534	3,756,321
Expenses		
Administration fee	6,014,442	2,891,682
Rent and utilities	654,480	634,201
Compensation	430,147	-
Taxes other than on income	45,217	-
Equipment leases	29,561	-
Licensing and registration	7,064	17,428
Professional services	4,543	8,914
Other	100,726	29,936
	7,286,180	3,582,161
Income before taxes	480,354	174,160
Income taxes	3,583	850
Net income	**$ 476,771**	**$ 173,310**
Net income per share of common stock	**$ 6,112**	**$ 2,222**

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

DECEMBER 31, 2003 AND 2002
(Unaudited)

	Common Stock		Additional Paid-in Capital	Retained Earnings (Deficit)	Common Stock in Treasury
	Shares	Amount			
Balance at December 31, 2001	100	$ 100	$ 469,010	$ (19,123)	$ (22)
Net Income				173,310	
Balance at December 31, 2002	100	100	469,010	154,187	(22)
Net Income				476,771	
Balance at December 31, 2003	100	$ 100	$ 469,010	$ 630,958	$ (22)

The accompanying notes are an integral part of these financial statements.

MARK ROSS & CO., INC.

STATEMENTS OF CASH FLOWS

DECEMBER 31, 2003 AND 2002
(Unaudited)

	2003	2002
Cash flows from operating activities		
Net income	$ 476,771	$ 173,310
Adjustments to reconcile net income to net cash provided by operating activities:		
Change in accounts receivable	(476,239)	141,403
Change in due from affiliate	302,061	(397,165)
Change in furniture, equipment and leasehold improvements	4,794	118,980
Change in deposits	-	-
Change in prepaid expenses	2,248	(1,052)
Change in accounts payable	(18,697)	1,448
Change in other liabilities	(19,101)	9,103
	(204,934)	(127,283)
Net cash provided by operating activities	271,837	46,027
Cash at beginning of period	76,792	30,765
Cash at end of period	**$ 348,629**	**$ 76,792**

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

(a) General

Mark Ross & Co., Inc. is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Company is registered as a broker-dealer in seven states and the District of Columbia for the sale of variable life insurance, variable annuities and mutual fund shares, and is licensed as an agency and producer for other life insurance and financial products in each of these states.

(b) Revenue Recognition

Commission revenue for life insurance policies is recognized as follows: For in-force policies as of the date of receipt of the premium by the insurance carrier from the policy owner. For new policies as of the later of the insurance policy issue date or the date the initial premium is credited to the policy. In some cases, a portion of the commission earned by the Company is refundable to the insurance carrier if a policy is surrendered, its face amount is reduced during the first two years from the policy issue date, or under certain other circumstances. No provision has been made for such potential refunds in the 2003 and 2002 financial statements as the amount is considered to be immaterial.

(c) Amortization of Leasehold Improvements

Amortization of leasehold improvements is computed using the straight-line method over the remaining lease term.

(d) Taxes

The Company, with the consent of its shareholder, has elected under both the Internal Revenue Code and New York State tax law to be an S corporation. In lieu of corporation income taxes, a shareholder of an S corporation is taxed on its proportionate share of the Company's taxable income. Therefore, no provision for Federal or New York State income taxes has been included in the financial statements. A provision has been made for taxes payable to states in which the Company is required to file tax returns.

Note 2 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2003 the Company had net capital of $236,402 which was $228,921 in excess of its required net capital of $7,481. The Company's ratio of aggregate indebtedness to net capital at December 31, 2003 was 0.47 to 1.

The Company's net capital at December 31, 2002 has been restated to reflect a previously unrecorded contingency and a corresponding due from affiliate. As a result, at December 31, 2002 the Company had net capital of ($59,747) which was $64,747 less than its required net capital of $5,000. The restatement had no effect on net income. This restatement did not create a violation of the company's minimum net capital requirement at December 31, 2002 as the Company was not, according to the findings of the NASD, conducting a securities business at that time.

There are also several corrections to expense accruals in 2002 which have the following effect:

	Previously Reported		Restated	
Retained earnings, beginning of year	$	(19,123)	$	(19,123)
Net income	$	160,426	$	173,310
Retained earnings, end of year	$	141,303	$	154,187
Net income per share	$	2,057	$	2,222

Note 3 - Provision for Taxes

State income or minimum franchise taxes are payable in certain jurisdictions where the Company is qualified to do business and is subject to such taxes at the corporate level.

Note 4 - Net Income Per Share

Net income per share of common stock was computed by dividing the net income by the weighted average number of shares outstanding for the year (2003 and 2002 - 78 shares).

Note 5 - Related Party Transactions

The Company has historically conducted certain significant transactions with a related corporate entity. The related entity provided the Company with administrative services and facilities for which the Company paid an administrative fee, all in accordance with an expense-sharing agreement between the two entities. As a result of new rules promulgated by the SEC and NASD, that expense-sharing agreement was terminated as of November 20, 2003. As of that date, the Company has commenced accounting for all of its expenses on its own books and records. The administration fees for the years ended December 31, 2003 and 2002 were $6,014,442 and $2,891,682, respectively. In addition, at December 31, 2003, the Company had made advances of $95,104 (net of returns) to the affiliate. This amount is reflected as due from affiliate in the statement of financial condition.

Supplemental Information

Year Ended December 31, 2003 and 2002
(Unaudited)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2003 AND 2002 (Unaudited)

	2003	2002
Total stockholders' equity	$ 1,100,046	$ 623,275
Deduct stockholders' equity not allowable for net capital		
Total stockholders' equity for net capital	1,100,046	623,275
Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		
B. Other (deductions) or allowable credits		
Total capital and allowable subordinated liabilities	1,100,046	623,275
Deductions and/or charges:		
A. Non-allowable assets	863,644	683,022
B. Secured demand note deficiency		-
C. Commodity futures contracts and spot commodities - proprietary charges		-
D. Other deductions and/or charges		-
Net capital before haircuts on securities positions	236,402	(59,747)
Haircuts on securities [computed, where applicable, pursuant to Rule 15c3-1(f)]		
A. Contractual securities commitments		-
B. Deficit in securities collateralizing secured demand notes		-
C. Trading and investment securities		-
1. Exempted securities		-
2. Debt securities		-
3. Options		-
4. Other securities		-
D. Undue concentrations		-
E. Other		-
Net Capital	$ 236,402	$ (59,747)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2003 AND 2002
(Unaudited)

	2003	2002
Aggregate indebtedness:		
Items included in statement of financial condition-		
Accounts payable and other liabilities	$ 112,227	$ 150,025
Items not included in statement of financial condition-		
Market value of securities borrowed for which no equivalent value is paid or credited		
Other unrecorded amounts		
	112,227	150,025
Less adjustment based on special reserve bank accounts		
Total aggregate indebtedness	**$ 112,227**	**$ 150,025**
Computation of basic net capital requirement:		
Minimum net capital required	**$ 7,481**	**$ 5,000**
Excess net capital	**$ 228,921**	**$ (64,747)**
Excess net capital at 1000%	**$ 225,179**	**$ (74,750)**
Ratio: Aggregate indebtedness to net capital	**0.47 to 1**	**NA**
Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	**$ 236,402**	**$ (59,747)**
Net capital per above (page 8)	**$ 236,402**	**$ (59,747)**

SCHEDULES NOT INCLUDED IN ANNUAL REPORT

DECEMBER 31, 2003 AND 2002
(Unaudited)

The following schedules are not applicable to Mark Ross & Co., Inc.:

1. Statement of Changes in Liabilities Subordinated to Claims of Creditors

   Mark Ross & Co., Inc. has no subordinated liabilities.

2. Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

   Mark Ross & Co., Inc. Is exempt from the requirement under Rule 15c3-3.

3. Information relating to the possession or control requirements under Rule 15c3-3

   Mark Ross & Co., Inc. is exempt from the requirement under Rule 15c3-3.

4. A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation

   Mark Ross & Co., Inc. has no subsidiaries.